CERTIFICATE OF THE QUALIFIED PERSON

I, Larry R. Pilgrim, a self-employed geological consultant residing at 10 Witchazel Lane, King’s Point, Newfoundland and Labrador, A0J 1H0, hereby certify that:

1)

I personally prepared or reviewed all sections of the technical report entitled “Form 43- 101F1 Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador”.

2)	I am a graduate of the Memorial University of Newfoundland, St. John’s, NL with a
B. Sc. degree in Geology (1980).
3)

I have been employed in the mineral exploration and mining industry for 28 years, and have explored for gold, base metals, uranium, and oil in Canada for both senior and junior mining companies and am a “qualified person” for the purposes of National Instrument 43 101.

4)	I am a member in good standing with the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration No. 03154).
5)	My most recent visit to the Golden Promise Property was on February 1, 2008.
6)	I am responsible for the entire content of the technical report.
7)

I am considered independent of Crosshair Exploration & Mining Corporation and Paragon Minerals Corporation applying the test outlined in section 1.4 of National Instrument 43-101. I am not an employee, insider or director nor do I hold securities, directly or indirectly, of the reporting issuer (Crosshair Exploration & Mining Corporation and Paragon Minerals Corporation) or of a party related to the issuer; nor do I, or expect to, hold securities, directly or indirectly, in another issuer that has a direct or indirect interest in the property that is the subject of this technical report or an adjacent property. I do not have nor do I expect to have, directly or indirectly, an ownership, royalty, or other interest in the property that is the subject of this technical report or an adjacent property. I have not received the majority of my income, directly or indirectly in the three years preceding the date of the technical report from the issuer or a related party of the issuer. I, therefore, am considered independent of Crosshair Exploration & Mining and Paragon Minerals Corporation in respect of this report.

8)	I am considered an insider of Rambler Metal and Mining Canada Limited where I am employed in a full time capacity as Chief Geologist.
9)	I have prepared a 43-101 report on the Golden Promise Property in 2006 at the request of Rubicon Minerals Corporation.
10)	I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in compliance with this Instrument and Form 43-101F.
11)

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

Dated this 13th day of August, 2008

“Larry Pilgrim, P.Geo”
______________________________
Larry Pilgrim, P.Geo